SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------
                                    FORM 11-K
                                    ---------

               |X| ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 |_| TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-12385

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NEWPORT NEWS SHIPBUILDING
               SAVINGS (401(K)) PLAN FOR UNION ELIGIBLE EMPLOYEES

                             4101 WASHINGTON AVENUE
                          NEWPORT NEWS, VIRGINIA 23607

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         NEWPORT NEWS SHIPBUILDING INC.
                             4101 WASHINGTON AVENUE
                          NEWPORT NEWS, VIRGINIA 23607

                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                 FOR UNION ELIGIBLE EMPLOYEES

                 FINANCIAL STATEMENTS
                 AS OF DECEMBER 31, 1998 AND 1997
                 TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and schedule of reportable transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Washington, D.C.
June 4, 1999



                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES


                                TABLE OF CONTENTS


                                                                                                                PAGE

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
   As of December 31, 1998 and 1997                                                                               1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
   For the Year Ended December 31, 1998                                                                           2

NOTES TO FINANCIAL STATEMENTS
   As of December 31, 1998 and 1997                                                                               3

ITEM 27(A) -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 1998                                                                                        9

ITEM 27(B) -SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
   As of December 31, 1998                                                                                       10

ITEM 27(D) -SCHEDULE OF REPORTABLE TRANSACTIONS
   For the Year Ended December 31, 1998                                                                          11

SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
   As of and for the Year Ended December 31, 1998

      Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
      Item 27(e) - Schedule of Nonexempt Transactions










                                  NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                                           FOR UNION ELIGIBLE EMPLOYEES


                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         AS OF DECEMBER 31, 1998 AND 1997



                                                                                           1998           1997
                                                                                        ---------       --------
ASSETS:

     Cash                                                                             $         -     $      513
     Investments, at fair market value-
         Signet Investment Money Market Account                                                 -      3,611,964
         Evergreen Treasury Money Market Fund                                           4,273,280              -
         Shares of Registered Investment Companies:
              Fidelity Spartan U.S. Equity Index Portfolio                                      -      7,278,828
              Fidelity Spartan U.S. Bond Index Portfolio                                        -      1,583,900
              First Union Enhanced Stock Market Fund                                   10,691,815              -
              Fidelity U.S. Bond Index Fund                                             1,904,976              -
              Evergreen Foundation Fund                                                   134,514              -
              Evergreen Fund                                                              121,489              -
              Evergreen U.S. Government Fund                                               86,220              -
              Evergreen Omega Fund                                                        298,052              -
         Common stock:
              Tenneco Inc. Common Stock                                                   418,550        601,269
              Newport News Shipbuilding Inc. Common Stock                                 991,643        500,034
              El Paso Natural Gas Company Common Stock                                     79,010         94,563
         Participant Loans                                                                863,921        553,723
                                                                                      -----------    -----------
                  Total investments                                                    19,863,470     14,224,281
                                                                                      -----------    -----------
     Receivables-
         Participants' contributions                                                      191,038        235,320
         Dividends                                                                              -          9,681
         Interest                                                                           3,412         26,208
                                                                                      -----------    -----------
                  Total assets                                                         20,057,920     14,496,003
                                                                                      -----------    -----------
LIABILITIES:
     Management fees payable                                                                4,293          3,985
     Other liabilities                                                                     79,769              -
                                                                                      -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                                                     $19,973,858    $14,492,018
                                                                                      ===========    ===========



The accompanying notes are an integral part of these financial statements.




                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




ADDITIONS:
     Participants' contributions                                                                       $ 3,291,740
     Net realized and unrealized gains                                                                   2,471,988
     Dividends                                                                                             179,906
     Interest                                                                                              118,094
                                                                                                      ------------
                  Total additions                                                                        6,061,728
                                                                                                      ------------
DEDUCTIONS:
     Benefits paid to participants                                                                         575,595
     Other payments                                                                                          4,293
                                                                                                      ------------
                  Total deductions                                                                         579,888
                                                                                                      ------------
NET ADDITIONS                                                                                            5,481,840
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1997                                                    14,492,018
                                                                                                      ------------
NET ASSETS AVAILABLE FOR BENEFITS, December 31, 1998                                                   $19,973,858
                                                                                                      ============

The accompanying notes are an integral part of this financial statement.

                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997



1.   DESCRIPTION OF THE PLAN:

GENERAL

The Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the "Plan"), was adopted on July 1, 1992, by Newport News Shipbuilding Inc. (the "Company" or "NNS"). The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings for participants. The Company and First Union National Bank (the "Trustee") have executed the Newport News Shipbuilding Savings (401(k)) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan. The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

ELIGIBILITY AND CONTRIBUTIONS

All union employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed IRS-imposed limitations, through equal pay period deductions. Contributions can range from 1 percent to 15 percent of annual compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the plan document. Participants are immediately vested in their accounts.

PAYMENT OF BENEFITS

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 62.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may direct their contributions in 10 percent increments in any of the eight investment options that are selected by the Committee. The Committee has currently selected the following options:

EVERGREEN TREASURY MONEY MARKET FUND - A money market fund invested exclusively in short-term U.S. government obligations which are fully guaranteed as to principal and interest by the U.S. government.

EVERGREEN U.S. GOVERNMENT FUND - A diverse portfolio of mortgage-backed securities, asset-backed securities, collateralized mortgage obligations, and debt instruments issued or guaranteed by the U.S. government.

FIDELITY U.S. BOND INDEX FUND - A diverse portfolio of mortgage-backed obligations and corporate debt issues. The fund attempts to duplicate an aggregate bond index.

FIRST UNION ENHANCED STOCK MARKET FUND - A diverse common stock fund that attempts to duplicate the Standard and Poor's Index of 500 common stocks.

EVERGREEN FOUNDATION FUND - A diverse portfolio of investments in domestic common stocks, preferred stocks, securities convertible into or exchangeable for common stocks, corporate and U.S. government debt obligations, and short-term debt instruments, such as commercial paper.

EVERGREEN OMEGA FUND - A diverse portfolio of investments in small, medium, and large company stocks convertible into common stocks.

EVERGREEN FUND - A diverse portfolio of domestic investments in common stocks of companies with innovative and entrepreneurial management that exhibit sound financial business practices.

NEWPORT NEWS SHIPBUILDING INC. COMMON STOCK FUND - Contributions are invested in the common stock of the Company.

Participants may change their investment options on a daily basis.

The Plan holds investments in the Tenneco Inc. Common Stock Fund and El Paso Natural Gas Company Common Stock Fund, as a result of a stock split that occurred on the date the Company was spun-off from its former parent, Tenneco Inc. Investments in these stocks may be held or sold and reinvested by participants. However, participants cannot purchase additional shares of Tenneco Inc. and El Paso Natural Gas Company Common Stock Funds.

Investments in the Tenneco Inc. Common Stock Fund, Newport News Shipbuilding Inc. Common Stock Fund, and El Paso Natural Gas Company Common Stock Fund are assigned units of participation. The unit value is determined daily upon the fair market value of the underlying net assets. The total units assigned to participants and the unit values at December 31, 1998, were as follows:


                                                                                                 UNIT VALUE
                                                                                  UNITS 1998        1998
                                                                                  ----------     ----------

        Tenneco Inc. Common Stock Fund                                              63,406      $     6.90
        Newport News Shipbuilding Inc. Common Stock Fund                            77,086           13.40
        El Paso Natural Gas Company Common Stock Fund                                6,946           11.90


LOANS TO PARTICIPANTS

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4 1/2 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 1998 and 1997, were 8.75 percent and 9.5 percent, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

3.   INVESTMENTS:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1998 and 1997, are as follows:



                                                                                    DECEMBER 31
                                                                                 1998           1997
                                                                              ----------     ----------
        Signet Investment Money Market Account                               $         -     $3,611,964
        Evergreen Treasury Money Market Fund                                   4,273,280              -
        Fidelity Spartan U.S. Equity Index Portfolio                                   -      7,278,828
        Fidelity Spartan U.S. Bond Index Portfolio                                     -      1,583,900
        First Union Enhanced Stock Market Fund                                10,691,815              -
        Fidelity U.S. Bond Index Fund                                          1,904,976              -
        Newport News Shipbuilding Inc. Common Stock                              991,643        500,034



4.   TAX STATUS:

The Plan obtained its most recent determination letter on March 6, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the legal counsel of the Company believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN TERMINATION:

The Company does not plan to terminate the Plan, however it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6.   ADMINISTRATIVE EXPENSES:

The Trustee's fees, the expenses of administration of the trust and the expenses incidental to the operation and management of the Plan are paid by the Company. These fees totaled $69,757 and $101,795 in 1998 and 1997, respectively. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7.   RELATED PARTY TRANSACTIONS:

The Plan includes the Company's stock as an investment option. Therefore, any investments in the Company's stock represent related party transactions. Certain Plan investments are shares of a mutual fund managed by the Trustee. Therefore, these transactions qualify as related-party transactions.

8.   PARTICIPANT DIRECTED INVESTMENT PROGRAMS:

     STATEMENT OF CHANGES IN NET ASSETS BY INVESTMENT WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                         SIGNET                    FIDELITY      FIDELITY
                                       INVESTMENT    EVERGREEN      SPARTAN       SPARTAN    FIRST UNION
                                          MONEY       TREASURY    U.S. EQUITY    U.S. BOND     ENHANCED      FIDELITY     EVERGREEN
                                         MARKET        MONEY         INDEX         INDEX        STOCK       U.S. BOND    FOUNDATION
                                         ACCOUNT    MARKET FUND    PORTFOLIO     PORTFOLIO   MARKET FUND    INDEX FUND      FUND
                                       ----------   -----------   -----------    ---------   -----------    ----------   ----------

NET ASSETS, December 31, 1997           $3,611,964  $       -    $7,278,828   $1,583,900            -             -             -

ADDITIONS:
     Participants' contributions           444,634    404,093       898,211      188,057      867,944        168,242       10,095
     Net realized and unrealized gains
       (losses)                                 -     112,911     1,195,606        9,444      839,071         80,012        8,637
     Dividends                                  -           -       134,718       54,869            -              -            -
     Interest                               78,430      7,977        18,769        2,821       13,159          3,406          119
     Fund Transfers                        (86,755)   (20,734)      131,192      (36,714)    (289,276)        (9,337)     115,208

     Fund Conversion Transfers          (3,930,858) 3,930,858    (9,442,183)  (1,716,482)   9,442,183      1,716,482            -
     Loan repayments                        35,227     43,867        62,186       12,709       68,105         15,045          455

DEDUCTIONS:
     Benefits paid to participants          59,431     89,931       123,779       53,355      153,514         44,359            -
     Other payments                            945          -         2,232          432            -              -            -
     Loans distributed                      92,266    115,761       151,316       44,817       95,857         24,515            -
                                         ----------  --------      --------    ---------    ----------      ---------  -----------
NET ASSETS, December 31, 1998           $        - $4,273,280             -            -  $10,691,815     $1,904,976     $134,514
                                        =========== =========     =========    =========  ============    ==========   ===========



                                           EVERGREEN
                                             FUND
                                           ---------

NET ASSETS, December 31, 1997                    -

ADDITIONS:
     Participants' contributions            13,918
     Net realized and unrealized gains
       (losses)                              8,501
     Dividends                                   -
     Interest                                  227
     Fund Transfers                         98,051

     Fund Conversion Transfers                   -
     Loan repayments                           792

DEDUCTIONS:
     Benefits paid to participants               -
     Other payments                              -
     Loans distributed                           -
                                        -----------
NET ASSETS, December 31, 1998             $121,489
                                        ===========


     STATEMENT OF CHANGES IN NET ASSETS BY INVESTMENT WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (Continued)




                                                                                                             EL PASO
                                              EVERGREEN                   TENNECO INC.   NEWPORT NEWS     NATURAL GAS
                                           U.S. GOVERNMENT   EVERGREEN      COMMON     SHIPBUILDING INC.   COMPANY     PARTICIPANT
                                               FUND         OMEGA FUND      STOCK       COMMON STOCK    COMMON STOCK     LOANS
                                           ---------------  ----------    ------------ ---------------- ------------- ------------
NET ASSETS, December 31, 1997                        -             -        $601,269        $500,034        $94,563     $553,723

ADDITIONS:
     Participants' contributions                 1,945        19,175               -         319,708              -            -
     Net realized and unrealized gains
       (losses)                                  1,643        35,310         (58,790)        234,135          5,508            -
     Dividends                                       -             -               -               -              -            -
     Interest                                       27           391               -           5,790              -            -
     Fund Transfers                             83,921       241,694         (88,085)        (39,321)       (15,269)           -
     Fund Conversion Transfers                       -             -               -              50              -            -
     Loan repayments                               308         1,482               -          28,736              -      604,930

DEDUCTIONS:
     Benefits paid to participants                   -             -          14,467           8,570          2,339       25,850
     Other payments                                  -             -             171             178             27
     Loans distributed                           1,624             -          21,206          48,741          3,426      268,882
                                             ---------    ----------       ---------       ---------       --------     --------
NET ASSETS, December 31, 1998                  $86,220      $298,052        $418,550        $991,643        $79,010     $863,921
                                             =========    ==========       =========       =========       ========     ========









                                              OTHER        TOTAL
                                             -------    ------------
NET ASSETS, December 31, 1997                 $267,737   $14,492,018

ADDITIONS:
     Participants' contributions               (44,282)    3,291,740
     Net realized and unrealized gains
       (losses)                                      -     2,471,988
     Dividends                                  (9,681)      179,906
     Interest                                  (13,022)      118,094
     Fund Transfers                            (84,575)            -
     Fund Conversion Transfers                     (50)            -
     Loan repayments                          (873,842)            -

DEDUCTIONS:
     Benefits paid to participants                   -       575,595
     Other payments                                308         4,293
     Loans distributed                        (868,411)            -
                                              --------   -----------
NET ASSETS, December 31, 1998                 $110,388   $19,973,858
                                              ========   ===========

                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES


          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998



                                                                                                          CURRENT
                    IDENTITY OF ISSUE                          ASSET DESCRIPTION            COST           VALUE
------------------------------------------------------------------------------------------------------------------------

Evergreen Treasury Money Market Fund                       Mutual Fund Shares            $ 4,032,891     $ 4,273,280
First Union Enhanced Stock Market Fund*                    Mutual Fund Shares              9,816,756      10,691,815
Fidelity U.S. Bond Index Fund                              Mutual Fund Shares              1,837,770       1,904,976
Evergreen Foundation Fund                                  Mutual Fund Shares                125,930         134,514
Evergreen Fund                                             Mutual Fund Shares                112,754         121,489
Evergreen U.S. Government Fund                             Mutual Fund Shares                 84,698          86,220
Evergreen Omega Fund                                       Mutual Fund Shares                262,727         298,052
Tenneco Inc. Common Stock                                  Common Stock Shares               517,537         418,550
Newport News Shipbuilding Inc. Common Stock*               Common Stock Shares               666,030         991,643
El Paso Natural Gas Company Common Stock                   Common Stock Shares                49,156          79,010
Participant Loans (interest rates varied from 7% to 10%
   during 1998)*                                           Participant Loans                 863,921         863,921
                                                                                         -----------     -----------
   Total assets held for investment purposes                                             $18,370,170     $19,863,470
                                                                                         ===========     ===========


*  Represents a party-in-interest

                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES

           ITEM 27(B) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                             AS OF DECEMBER 31, 1998


                                              LOAN PAYMENTS
                                                 IN 1998             UNPAID
                              LOAN        ----------------------    BALANCE AT
           NAME              AMOUNT       PRINCIPAL     INTEREST    12/31/98                   LOAN TERMS
---------------------------  -------      ---------    ---------    ----------    ------------------------------------------------

Trollinger, John           $  500.00       $    -      $     27.56 $   216.20     2 yr., 7%, made - 6/6/94 maturity - 8/6/94
Jones, William              1,900.00            -            28.31     340.57     1 yr., 7%, made - 10/20/94 maturity - 10/20/95
Tice, Jerry                 6,000.00            -           682.50   6,000.00     4.5 yr., 9.75% made - 11/27/95 maturity - 5/27/00
Wilson, Mary                1,600.00            -           219.77   1,766.90     2 yr., 10%, made - 6/12/95 maturity - 6/12/97
Stanley, James                600.00            -            51.18     603.75     2 yr., 9.7%, made - 12/6/95 maturity - 12/6/97






      AMOUNT OVERDUE
------------------------
 PRINCIPAL      INTEREST
-------------  ---------

   $   210.07  $  6.13
       338.30     2.27
     6,000.00        -
     1,600.00   166.90
       552.57    51.18




                 NEWPORT NEWS SHIPBUILDING SAVINGS (401(K)) PLAN
                          FOR UNION ELIGIBLE EMPLOYEES


                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998





   NUMBER OF        NUMBER OF                                       TOTAL                        COST OF
    PURCHASE          SALES                                       AMOUNT OF      TOTAL AMOUNT     ASSETS      GAIN
  TRANSACTIONS     TRANSACTIONS           DESCRIPTION           PURCHASES (A)    OF SALES (B)      SOLD       (LOSS)
--------------     ------------   ---------------------------   -------------    ------------   --------     ---------

                                  Signet Investment Money
       56               68           Market Account*             $   759,475     $4,305,286     $4,305,286  $       -
                                  Fidelity Spartan
                                     U.S. Equity Index
       70               54           Portfolio                     1,510,965      9,985,399      6,487,547   3,497,852
                                  Fidelity Spartan U.S. Bond
       45               55           Index Portfolio                 341,479      1,934,825      1,894,457      40,368
                                  Evergreen Treasury Money
       47               76           Market Fund                   4,493,670        482,318        460,778      21,540
                                  First Union Enhanced Stock
       65               10           Market Fund*                 10,633,288        780,544        816,533     (35,989)
                                  Fidelity U.S. Bond Index
       46               55           Fund                          1,993,906        168,940        156,136      12,804
                                  Newport News
                                     Shipbuilding Inc.
       73               99           Common Stock*                 1,231,408        979,739        934,537      45,202
       85              106        Participant Loans*               1,374,633      1,064,435      1,064,435           -



Note: This schedule presents all transactions or series of transactions of the same issue during the period January 1, 1998 through December 31, 1998, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year.

(a)      Purchase price includes expenses incurred with transactions.

(b)      Selling price is net of transaction expenses.



*  Represents a party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  NEWPORT NEWS SHIPBUILDING
                                  SAVINGS (401(k)) PLAN FOR UNION
                                  ELIGIBLE EMPLOYEES




Date:                             By:  /s/         Robert H. Walker
     ------------------------        ----------------------------------------
                                              Manager, Employee Benefits
                                           Newport News Shipbuilding Inc.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statement on Form S-8, File No.333-63231.



Washington, D.C.                               ARTHUR ANDERSEN LLP
June 29, 1999